Via Facsimile and U.S. Mail
Mail Stop 6010

July 3, 2008

Mr. John L. Sennott, Jr
Senior Vice President and Chief Financial Officer
Darwin Professional Underwriters, Inc.
9 Farm Springs Road
Farmington, CT 06032

Re: **Darwin Professional Underwriters, Inc.**
      Form 10-K for the Year Ended December 31, 2007
      Form 10-Q for the Quarter Ended March 31, 2008
      File No. 001-32883

Dear Mr. Sennott:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

General

1. Please provide all the disclosure required by Item 401 of Regulation S-K on your executive officers.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Estimates, page 49

Loss and Loss Adjustment Expense (LAE) Reserves, page 49

2.   You disclose that you have revised your weighting of your loss ratio for certain lines of business toward the B-F indications in the fourth quarter of 2007 to reflect better than expected loss emergence on your 2003 through 2006 accident years. Please revise your disclosures to identify and describe in reasonable specificity the reason for the better than expected loss emergence that led to the selective revision of your estimates.

3.   You make reference to an "independent actuary". While you are not required to make this reference, when you do, you must also disclose the names of the actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the actuary.

Item 9A Controls and Procedures, page 74

Disclosure Controls and Procedures, page 74

4.   It does not appear that you included the disclosures required by Item 307 of Regulation S-K in the filing. Please tell us why such disclosures were considered not required.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

(8) Loss and Loss Adjustment Expense Reserves, page F-24

5.   It appears that you have significantly revised your provision for losses of insured events of prior years due to net favorable development on loss and LAE reserves recorded for accident years 2003 through 2006. Please revise your disclosures in MD&A to explain the reasons for your change in estimate. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

<u>Form 10-Q for the Quarter Ended March 31, 2008</u>

<u>Condensed Consolidated Financial Statements (unaudited)</u>

<u>Notes to Condensed Consolidated Financial Statements, page 6</u>

<u>(1) Organization and Basis of Presentation, page 6</u>

<u>(14) Fair Value Accounting, page 17</u>

6.   You disclose that third-party dealer quotes are used for your Level 2 investments. It appears to be the case from the disclosure that the third-party dealers determine fair value rather than management. If this is not the case, please revise your disclosure to clarify. Further, while you are not required to indicate or infer that the third-parties determine fair value, when you do, you must also disclose their names. If you include their name in or incorporate it by reference into a 1933 Securities Act filing, you will also need to include the consent of the third parties.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sonia Barros, Staff Attorney, at (202) 551-3655 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant